UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934

HIRSCH INTERNATIONAL CORP.

(Name of Issuer)

HIRSCH INTERNATIONAL CORP.

HIRSCH HOLDINGS, INC.

HIC ACQUISITION COMPANY

PAUL GALLAGHER

(Names of Person(s) Filing Statement)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

433550100

(CUSIP Number of Class of Securities)

Paul Gallagher
President, Chief Executive Officer
and Chief Operating Officer

Hirsch International Corp.
50 Engineers Road
Suite 100
Hauppauge, New York 11788
(631) 701-2169

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies to:

Baker & McKenzie LLP 1114 Avenue of the Americas New York, New York 10036 Attention: Thomas J. Rice, Esq. (212) 310-1647	Bryan Cave LLP 1290 Avenue of the Americas New York, New York 10104 Attention: Michael Rosen, Esq. David E. Fisher, Esq. (212) 541-2000	Thompson Hine LLP 335 Madison Avenue, 12th Floor New York, New York 10017 Attn: Richard S. Heller, Esq. (212) 344-5680

This statement is filed in connection with (check the appropriate box):

☒          a.     The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐            b.     The filing of a registration statement under the Securities Act of 1933.

☐            c.     A tender offer.

☐            d.     None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,723,407	$151.97

*   Calculated solely for the purpose of determining the filing fee, the transaction valuation was determined based upon the product of (A) 8,785,184 shares of common stock that may be exchanged for cash in the transaction and (B) the merger consideration of $0.31 per share.

** The filing fee, calculated in accordance with Exchange Act Rule 0-11(c), was determined by multiplying 0.00005580 by the product of the preceding sentence.

☒                                  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid:	$151.97

Form or Registration No.:	Schedule 14A

Filing Party:	Hirsch International Corp.

Date Filed:	July 20, 2009

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (“SEC”) jointly by (a) Hirsch International Corp., a Delaware corporation (“Hirsch”, the “Company”, “our” and “us”), the issuer of the Company’s Class A Common Stock, par value $0.01 per share, that is subject to the Rule 13e-3 transaction, (b) Hirsch Holdings, Inc., a Delaware corporation (“Parent”), (c) HIC Acquisition Company, a Delaware corporation (“Merger Sub”) and (d) Paul Gallagher, an individual and President, Chief Executive Officer and Chief Operating Officer of the Company (collectively, the “Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of July 2, 2009 (the “Merger Agreement”), by and among the Company, Parent and Merger Sub. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”).  At the effective time of the Merger, each issued and outstanding share of Class A Common Stock and Class B Common Stock of the Company (together, the “common stock”),  other than shares owned by Parent, Merger Sub or Mr. Gallagher (stockholders other than these three parties are referred to as “Unaffiliated Stockholders”), shares owned by stockholders who properly exercise dissenter’s rights of appraisal under Delaware law and shares of our common stock held in treasury by us) will be cancelled and converted into the right to receive $0.31 in cash, without interest.

Concurrently with the filing of this Transaction Statement, Hirsch is filing with the SEC a preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of the stockholders of Hirsch at which the stockholders of Hirsch will consider and vote upon a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby. The approval of the Merger Agreement and the transactions contemplated thereby requires the affirmative vote of the holders of a majority of the outstanding shares of the Company’s common stock entitled to vote at the special meeting.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including Hirsch, takes responsibility for the accuracy of any information not supplied by such Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person, that Hirsch is “controlled” by any Filing Person, or that any Filing Person is an “affiliate” of Hirsch within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1.   Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

Item 2.   Subject Company Information

(a)                                  Name and Address. The Company’s name and the address and telephone number of its principal executive office are as follows:

Hirsch International Corp.

50 Engineers Road
Suite 100
Hauppauge, New York 11788
(631) 701-2169

(b)                                 Securities. On July 15, 2009, the most recent practicable date prior to this filing, there were (i) 9,083,065 shares of Class A Common Stock, par value $0.01 per share, outstanding, and (ii) 400,018 shares of Class B Common Stock, par value $0.01 per share, outstanding.

(c)                                  Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET—Market Price of the Company’s Common Stock and Dividend Information”

“OTHER IMPORTANT INFORMATION REGARDING HIRSCH—Market Price of the Company Common Stock and Dividend Information”

(d)                                 Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET—Market Price of the Company’s Common Stock and Dividend Information”

“OTHER IMPORTANT INFORMATION REGARDING HIRSCH—Market Price of the Company Common Stock and Dividend Information”

(e)                                  Prior Public Offerings.  None.

(f)                                    Prior Stock Purchases. None.

Item 3.  Identity and Background of Filing Person(s)

(a)                                  Name and Address.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE PARTIES TO THE MERGER”

“OTHER IMPORTANT INFORMATION REGARDING HIRSCH—Directors and Executive Officers of Hirsch”

“OTHER IMPORTANT INFORMATION REGARDING HIRSCH—Ownership of Common Stock by Certain Beneficial Owners and Directors and Executive Officers”

(b)                                 Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Parties to the Merger”

“THE PARTIES TO THE MERGER”

(c)                                  Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“OTHER IMPORTANT INFORMATION REGARDING HIRSCH—Directors and Executive Officers of Hirsch”

Item 4.  Terms of the Transaction

(a)                                  Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS”

“THE SPECIAL MEETING”

“THE MERGER AGREEMENT”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(c)                                  Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Interests of Certain Persons in the Merger”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“THE MERGER AGREEMENT”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(d)                                 Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Appraisal Rights”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“THE SPECIAL MEETING—Appraisal Rights of Stockholders”

“APPRAISAL RIGHTS”

“ANNEX C—SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW”

(e)                                  Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Provisions for Unaffiliated Stockholders”

(f)                                    Eligibility for Listing or Trading. Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

(a)                                  Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

(b)                                 Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Proposal”

“SUMMARY TERM SHEET—Market Price of the Company’s Common Stock and Dividend Information”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation  of the Special Committee and of our Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“THE MERGER AGREEMENT”

“OTHER IMPORTANT INFORMATION REGARDING HIRSCH—Market Price of the Company Common Stock and Dividend Information”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(c)                                  Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation  of the Special Committee and of our Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“SPECIAL FACTORS—Position of Parent Group as to the Fairness of the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

(e)                                  Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“THE MERGER AGREEMENT”

“OTHER IMPORTANT INFORMATION REGARDING HIRSCH—Market Price of the Company Common Stock and Dividend Information”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 6.  Purpose of the Transaction and Plans or Proposals

(b)                                 Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“THE MERGER AGREEMENT”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(c)(1)-(8)  Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation  of the Special Committee and of our Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“SPECIAL FACTORS—Purposes and Reasons for the Merger for Paul Gallagher”

“SPECIAL FACTORS—Purposes and Reasons for the Merger for Parent and Merger Sub”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“THE MERGER AGREEMENT”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 7.  Purposes, Alternatives, Reasons and Effects

(a)                                  Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Proposal”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of  the Special Committee and our Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“SPECIAL FACTORS—Purpose and Reasons for the Merger of Parent Group”

“SPECIAL FACTORS—Purposes, Reasons and Plans for Hirsch After the Merger”

“SPECIAL FACTORS—Effects of the Merger”

(b)                                 Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and of Our Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“SPECIAL FACTORS—Purposes, Reasons and Plans for Hirsch After the Merger”

“SPECIAL FACTORS—Effects on the Company if the Merger is Not Completed”

(c)                                  Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Recommendation of the Special Committee and of Our Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“SPECIAL FACTORS—Opinion of Burnham Securities Inc.”

“SPECIAL FACTORS—Purpose and Reasons for the Merger of Parent Group”

“SPECIAL FACTORS—Position of Parent Group as to the Fairness of the Merger”

“SPECIAL FACTORS—Purposes, Reasons and Plans for Hirsch After the Merger”

“SPECIAL FACTORS—Effects of the Merger”

(d)                                 Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and of Our Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“SPECIAL FACTORS—Purpose and Reasons for the Merger of Parent Group”

“SPECIAL FACTORS—Purpose and Reasons for the Merger of Parent and Merger Sub”

“SPECIAL FACTORS—Purposes, Reasons and Plans for Hirsch After the Merger”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Effects on the Company if the Merger is Not Completed”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Material United States Federal Income Tax Consequences”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”

“THE MERGER AGREEMENT”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 8.  Fairness of the Transaction

(a)                                  Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Recommendation of our Board of Directors”

“SUMMARY TERM SHEET—Opinion of Burnham Securities Inc.”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and of Our Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“SPECIAL FACTORS—Opinion of Burnham Securities Inc.”

“SPECIAL FACTORS—Position of Parent Group as to the Fairness of the Merger”

“THE SPECIAL MEETING—Board Recommendation”

“ANNEX B—OPINION OF BURNHAM SECURITIES INC.”

(b)                                 Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Opinion of Burnham Securities Inc.”

“SUMMARY TERM SHEET—Interests of Certain Persons in the Merger”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and of Our Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“SPECIAL FACTORS—Opinion of Burnham Securities Inc.”

“SPECIAL FACTORS—Position of Parent Group as to the Fairness of the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“ANNEX B—OPINION OF BURNHAM SECURITIES INC.”

(c)                                  Approval of Security Holders. The transaction is not structured so that approval of at least a majority of unaffiliated stockholders is required. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Votes Required for Adoption of the Merger Agreement”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS— Recommendation of the Special Committee and of Our Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“THE SPECIAL MEETING—Record Date”

“THE SPECIAL MEETING—Vote Required”

“THE SPECIAL MEETING—Voting of Proxies”

“THE MERGER AGREEMENT—Conditions to the Completion of the Merger”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(d)                                 Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Opinion of Burnham Securities Inc.”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and of Our Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“SPECIAL FACTORS—Opinion of Burnham Securities Inc.”

“ANNEX B—OPINION OF BURNHAM SECURITIES INC.”

(e)                                  Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and of Our Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

(f)                                    Other Offers. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and of Our Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

Item 9.  Reports, Opinions, Appraisals and Negotiations

(a)                                  Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Opinion of Burnham Securities Inc.”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and of Our Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“SPECIAL FACTORS—Opinion of Burnham Securities Inc.”

“ANNEX B—OPINION OF BURNHAM SECURITIES INC.”

(b)                                 Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Opinion of Burnham Securities Inc.”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and of Our Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“SPECIAL FACTORS—Opinion of Burnham Securities Inc.”

“ANNEX B—OPINION OF BURNHAM SECURITIES INC.”

(c)                                  Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Company’s common stock or representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a)                                  Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Financing of the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“THE MERGER AGREEMENT”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(b)                                 Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Financing of the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“THE MERGER AGREEMENT”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(c)                                  Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Termination Fees and Expense Reimbursement”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”

“THE SPECIAL MEETING—Solicitation of Proxies”

“THE MERGER AGREEMENT—Termination Fee”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(d)                                 Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Financing of the Merger”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“THE MERGER AGREEMENT”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 11. Interest in Securities of the Subject Company

(a)                                  Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“THE SPECIAL MEETING—Vote Required”

“OTHER IMPORTANT INFORMATION REGARDING HIRSCH—Ownership of Common Stock by Certain Beneficial Owners and Directors and Executive Officers”

“OTHER IMPORTANT INFORMATION REGARDING HIRSCH—Ownership of Common Stock by Parent and Merger Sub”

(b)                                 Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING HIRSCH—Ownership of Common Stock by Certain Beneficial Owners and Directors and Executive Officers”

Item 12. The Solicitation or Recommendation

(d)                                 Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Recommendation of Our Board of Directors”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Recommendation of the Special Committee and of Our Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“SPECIAL FACTORS—Purposes and Reasons for the Merger of Parent Group”

“THE SPECIAL MEETING—Vote Required”

(e)                                  Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Recommendation of Our Board of Directors”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and of Our Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“SPECIAL FACTORS—Purposes and Reasons for the Merger for Paul Gallagher”

“SPECIAL FACTORS—Position of Parent Group as to the Fairness of the Merger”

“THE SPECIAL MEETING—Board Recommendation”

Item 13. Financial Information

(a)                                  Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING HIRSCH—Historical Selected Financial Data”

“OTHER IMPORTANT INFORMATION REGARDING HIRSCH—Book Value Per Share”

“OTHER IMPORTANT INFORMATION REGARDING HIRSCH—Ratio of Earnings to Fixed Charges”

“WHERE YOU CAN FIND MORE INFORMATION”

“ANNEX D—ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008”

“ANNEX E—QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2009”

(b)                                 Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)                                  Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and of Our Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”

“THE SPECIAL MEETING—Solicitation of Proxies”

“THE SPECIAL MEETING—Questions and Additional Information”

(b)                                 Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and of Our Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”

“THE SPECIAL MEETING—Solicitation of Proxies”

Item 15. Additional Information

(b)                                 Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.                                                    Exhibits

(a)(1)	Proxy Statement of Hirsch International Corp. (incorporated herein by reference to the Schedule 14A filed with the SEC on July 20, 2009).

(a)(2)	Form of Letter to Stockholders of Hirsch International Corp. (incorporated herein by reference to the Schedule 14A filed with the SEC on July 20, 2009).

(a)(3)	Form of Notice of Special Meeting of Stockholders of Hirsch International Corp. (incorporated herein by reference to the Schedule 14A filed with the SEC on July 20, 2009).

(a)(4)	Form of Proxy Card (incorporated herein by reference to the Schedule 14A filed with the SEC on July 20, 2009).

(b)(1)	Commitment Letter dated June 12, 2009 from Keltic Financial Services LLC.

(c)(1)	Fairness Opinion of Burnham Securities Inc. (incorporated herein by reference to Annex B to the Schedule 14A filed with the SEC on July 20, 2009).

(c)(2)	Presentation of Burnham Securities Inc. to the special committee of the board of directors of Hirsch International Corp., dated July 1, 2009.

(d)(1)

Agreement and Plan of Merger, dated as of July 2, 2009, by and among Hirsch International Corp., HIC Acquisition Company and Hirsch Holdings, Inc. (incorporated herein by reference to Annex A to the Schedule 14A filed with the SEC on July 20, 2009).

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex C of the Proxy Statement).

(g)	None.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2009	HIRSCH INTERNATIONAL CORP.

/s/ Dan Vasquez
Dan Vasquez
Secretary

Dated: July 20, 2009	HIC ACQUISITION COMPANY

/s/ Paul Gallagher
Paul Gallagher
President

Dated: July 20, 2009	HIRSCH HOLDINGS, INC.

/s/ Paul Gallagher
Paul Gallagher
President

Dated: July 20, 2009	/s/ Paul Gallagher
Paul Gallagher

Exhibit Index

(a)(1)	Proxy Statement of Hirsch International Corp. (incorporated herein by reference to the Schedule 14A filed with the SEC on July 20, 2009).

(a)(2)	Form of Letter to Stockholders of Hirsch International Corp. (incorporated herein by reference to the Schedule 14A filed with the SEC on July 20, 2009).

(a)(3)	Form of Notice of Special Meeting of Stockholders of Hirsch International Corp. (incorporated herein by reference to the Schedule 14A filed with the SEC on July 20, 2009).

(a)(4)	Form of Proxy Card (incorporated herein by reference to the Schedule 14A filed with the SEC on July 20, 2009).

(b)(1)	Commitment Letter dated June 12, 2009 from Keltic Financial Services LLC.

(c)(1)	Fairness Opinion of Burnham Securities Inc. (incorporated herein by reference to Annex B to the Schedule 14A filed with the SEC on July 20, 2009).

(c)(2)	Presentation of Burnham Securities Inc. to the special committee of the board of directors of Hirsch International Corp., dated July 1, 2009.

(d)(1)

Agreement and Plan of Merger, dated as of July 2, 2009, by and among Hirsch International Corp., HIC Acquisition Company and Hirsch Holdings, Inc., (incorporated herein by reference to Annex A to the Schedule 14A filed with the SEC on July 20, 2009).

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex C to the Schedule 14A filed with the SEC on July 20, 2009).

(g)	None.